FMC Corporation
1735 Market Street
Philadelphia, PA 19103

FMC Corporation	215.299.6000

www.fmc.com

January 13, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attn: John Cash, Accounting Branch Chief

Re:	FMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Definitive Proxy Statement on Schedule 14A filed March 14, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File No. 001-02376

Dear Mr. Cash:

On behalf of FMC Corporation (which we refer to as “we”, “us” or our”), this letter is being submitted to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to W. Kim Foster, Senior Vice President and Chief Financial Officer of FMC, dated December 3, 2008 (the “Comment Letter”), with respect to the above-referenced filings.

For your convenience, we set forth each comment in italicized typeface and included each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 3.	Legal Proceedings, page 21

1.	Please tell us, with a view toward future disclosure, how many claimants in the asbestos litigation do not assert any specific amount of damages and disclose the range or ranges of damages asserted by all other claimants.

Given the large number of pending asbestos cases (about 29,000 as of 10/31/08), the Company maintains the information it deems most relevant with respect to each case on an electronic database. We do not record the specific amount of damages demanded, if any, for each case as part of the database, nor do we note in the database the fact of whether or not a specific demand for damages has been made in each case. Therefore, we are unable to answer the question posed with any particularity. The reason this information is not maintained in our database is that in almost every case there are multiple defendants, and even where there is a demand, it is not specific to a particular defendant. Further, historically demands for damages have proven to bear little relation to the ultimate disposition of a case. For example, as of 10/31/08, approximately 77,200 cases had been disposed of for a total of approximately $20 million (an average disposition cost per case of less than $300). Approximately 75,000 of these claims were dismissed without any payment whatsoever, and the remainder of the cases were settled for an average payment per settled claim of less than $10,000.

Item 6.	Selected Financial Data, page 26

2.	In future filings, please disclose your cash dividends declared per common share. Please refer to Item 301 of Regulation S-K for guidance.

We have incorporated the disclosure of cash dividends declared per common share in our Consolidated Statement of Changes in Stockholders’ Equity in our Form 10-K for the fiscal year ended December 31, 2007 on page 54. In future filings, we will include similar disclosure in our Selected Consolidated Financial Data in accordance with Item 301 of Regulation S-K.

Management’s Discussion and Analysis, page 28

Results of Operations, page 32

3.	We note that your presentation of the non-GAAP measure “after-tax income from continuing operations excluding restructuring and other income and charges” appears to violate Item 10(e)(1)(ii)(B) of Regulation S-K. Please either remove your presentation of this non-GAAP measure or provide us an explanation of how this measure does not violate Item 10(e)(1)(ii)(B) of Regulation S-K.

We believe that the presentation of the non-GAAP measure “after-tax income from continuing operations excluding restructuring and other income and charges” complies with Item 10(e)(1)(ii)(B) of Regulation S-K, based on SEC Division of Corporation Finance Staff’s guidance “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” published in 2003 (the “FAQ’s”).

Question 8 of the FAQ’s states “Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Is it appropriate to eliminate or smooth an item that is identified as recurring?” The Staff’s response to this question is, in part:

“while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. It is permissible and may well be necessary to identify, discuss, and analyze material restructuring and other items, whether they are recurring or non-recurring, in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Depending on the nature and materiality of the charge or other item, it will likely be necessary to discuss the nature of such charges or other items, their recurring or non-recurring nature, their significance to an investor in evaluating the company’s financial condition and/or results of operations and whether they relate to material known trends, events or uncertainties that must be disclosed”.

We believe we have disclosed the reasons the measure “After-tax income from continuing operations, excluding restructuring and other income and charges” is relevant and necessary in our MD&A. This is noted on footnote 4 on page 33 of the 2007 Form 10-K.

Other Financial Data, page 35

4.	Your disclosure states that other income (expense), net is comprised primarily of LIFO inventory adjustments and pension expense. Please supplementally tell us where these items have been classified on your consolidated statements of income.

The items in other income (expense), net which are disclosed in our segment information on Note 19 to the Notes to Consolidated Financial Statements to the 2007 Form 10-K are recorded as a component of “Cost of sales and services” in the Consolidated Statements of Income.

Segment Results, page 35

5.	In future filings, please expand your discussion of revenue to quantify the specific factors that contributed to the fluctuation in your revenue from period-to-period. For example, you should quantify the impact that both volume and price had on the change in revenue by each of your reportable segments.

We believe we have disclosed factors which are relevant to an understanding of the causes underlying significant changes in our revenue during the periods presented. In response to the Staff’s comments, when discussing the material changes in revenue in future filings, we will ensure that we quantify the material factors that contributed to the fluctuation in our revenue from period-to-period as is relevant for each of our reportable segments.

6.	In future filings, please quantify the reasons for any significant changes in your segment operating profit from period-to-period. For example, you should quantify and disclose the reasons for the increases in your costs of sales and services and selling, general and administrative expenses. You should also ensure that you explain the majority of the increase or decrease in your segment operating profit. We remind you that management’s discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the company’s financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company’s earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, Interpretation – Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

We believe we have disclosed factors which are relevant to an understanding of the causes underlying the significant changes in our segment operating profit from period-to-period. In response to the Staff’s comment, when discussing the material changes in segment operating profit from period-to-period, we will ensure that we quantify the material factors that contributed to the fluctuation in our segment operating profit from period-to-period as is relevant for each of our reportable segments.

Liquidity and Capital Resources, page 41

European Credit Agreement, page 42

7.	In future filings, please quantify your target and actual leverage coverage and interest coverage ratios as of the date of the latest balance sheet presented.

We will provide in our future filings disclosure within “Liquidity and Capital Resources” that quantifies our target and actual leverage coverage and interest coverage ratios as of the date of the latest balance sheet presented.

Statement of Cash Flows, page 42

8.	In future filings, please expand your discussion of the statement of cash flows to address the underlying reasons for the significant year-to-year changes in your working capital items.

In accordance with the Staff’s request, in our future filings we will expand our discussion of the statement of cash flows within “Liquidity and Capital Resources” to address the underlying reasons for any significant year-to-year changes in our working capital items.

Commitments and Other Potential Liquidity Needs, page 43

9.	We note at December 31, 2007 that approximately 79% of your pension plan assets were represented by equity securities. In future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. Please also address potential funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity resulting from potential incremental cash payments required to maintain funding requirements.

We will provide in our future filings an expansion of our discussion of the items identified in accordance with the Staff’s comments.

Item 8.	Financial Statements and Supplementary Data, page 49

Consolidated Balance Sheets, page 51

10.	The amount that you classify as accrued and other liabilities is approximately 26% of your total current liabilities. Tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of total current liabilities. Please refer to Rule 5-02 of Regulation S-X for guidance.

We have a process in place as we prepare our Form 10-K to determine whether any individual current liabilities exceed 5 percent of total current liabilities in accordance with S-X, Rule 5-02.20. The original test done by us at December 31, 2007 noted that there were no individual liabilities within the line item “Accrued and other liabilities” which amounted to greater than 5 percent of total current liabilities or $37.5 million.

Based upon your comment, we reviewed this test again. As part of this review, we discovered that certain line items within the detail of the line item “Accrued and other liabilities” should have been grouped together since the line items represented similar types of liabilities. The line items that should have been grouped together represent customer rebate accruals. When grouping these similar individual line items together the total accrual for customer rebates was approximately 7 percent. We will provide in our 2008 Form 10-K, the disclosure of these customer rebate accruals since the amounts were greater than 5 percent of total current liabilities or $37.5 million at December 31, 2007. There were no other individual liabilities within that line item which amounted to greater than 5 percent of total current liabilities or $37.5 million at December 31, 2007.

In addition as a result of your comment, we revisited our percentage tests for other current assets (S-X, Rule 5-02.8), other assets (S-X, Rule 5-02.17), and other liabilities (S-X, Rule 5-02.24) and determined that all of these tests were done appropriately and no further disclosures were needed as a result of the revisiting of these rules.

Note 1 – Principal Accounting Policies and Related Financial Information, page 55

Basis of Consolidation and Basis of Presentation, page 55

11.	We note that you restated your financial statements to correct an error in the manner you recorded certain rebate accruals associated with your Agricultural Products segment. Please tell us why you did not file an Item 4.02 Form 8-K to report such restatement.

We relied upon the guidance in Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) in determining the proper way to treat the immaterial error that was discovered. As noted in our Form 10-K on page 55, in the fourth quarter of 2007, an error was discovered in the manner in which we recorded certain rebate accruals associated with our Agricultural Products segment.

As disclosed in our 10-K, the adjustment for the rebate accruals was not material to any period presented. According to SAB 108, Questions 1 and 2, a registrant is not required to withdraw reliance on previously filed financial statements that are not materially misstated. Questions 1 and 2 state, “Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior financial statements.”

The above was reaffirmed in a speech at the 2008 AICPA National Conference on Current SEC and PCAOB Developments by Mark Mahar who is an Associate Chief Accountant at the Securities and Exchange Commission.

Accordingly, we were not required to file an Item 4.02 Form 8-K regarding this correction.

Revenue Recognition, page 57

12.	Your disclosure indicates that you generate revenue from third-party producers, which reimburse you for research and development costs. Please supplementally tell how much revenue has been earned from these third-party producers in 2007, 2006 and 2005.

We recorded revenue from third-party producers which reimburse us for research and development costs of $1.0 million, $0.4 million and $1.2 million during 2005, 2006 and 2007, respectively.

Note 4 – Discontinued Operations – Reserve for Discontinued Operations at December 31, 2007 and 2006, page 65

13.	We note that $13.6 million, or approximately 40%, of the reserve for discontinued operations relates to “other discontinued operations reserves”. We also note that the majority of spending during 2007, 2006 and 2005 related to “other discontinued operations reserves”. In this regard, please supplementally tell us and quantify what items are included in “other discontinued operations reserves”.

The “other discontinued operations reserves” is comprised of reserves for legal proceedings associated with discontinued operations. We will clarify our disclosure in future filings.

Item 9A.	Controls and Procedures, page 106

14.	We note that your disclosure controls and procedures are “effective”. However, your disclosure does not provide the full definition of “disclosure controls and procedures” as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us, for the year ended December 31, 2007 and the interim periods ended March 31, 2008, June 30, 2008, and September 30, 2008, that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise future filings to include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

We confirm that for the year ended December 31, 2007 and the interim periods ended March 31, 2008, June 30, 2008, and September 30, 2008, our disclosure controls and procedures were effective, as of the end of each such period, to provide reasonable assurance that information required to be disclosed in such reports was accumulated and communicated to management, including our principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

We will comply with the Staff’s comment in future filings.

Definitive Proxy Statement on Schedule 14A filed March 14, 2008

Annual Incentive Awards, page 26

15.	Please confirm that in future filings, you will ensure that you disclose any target financial measures that were material in determining the amount of incentive awards or other forms of compensation. For example, while we note that you disclosed the approved BPI for Messrs. Foster and Walter that you used to help determine their 2007 incentive awards, you did not include this information for the other named executive officers.

We acknowledge the Staff’s comment and in future filings we will disclose target financial measures that are material in determining the amount of incentive awards or other forms of compensation, as required under Item 402(b) of Regulation S-K and the related instructions.

The Company respectfully advises that with respect to certain named executive officers, the disclosure of certain quantitative targets relevant to the determination of annual incentive payouts may result in competitive harm to the Company. In such cases, as permitted in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company will refrain from disclosing the competitively sensitive target and instead discuss how difficult it will be for the executive, the Company and/or the relevant operational unit of the Company to achieve the undisclosed target.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 19 – Guarantees, Commitments, and Contingencies, page 20

Contingencies, page 21

16.	With regard to the putative class action complaint against producers of hydrogen peroxide, please tell us whether you believe it is remote or reasonably possible that material losses may have resulted from this matter.

The hydrogen peroxide class action is disclosed in the Contingencies footnote because we were unable to conclude that the probability of a loss was remote, and in those circumstances, narrative disclosure is required pursuant to SFAS No. 5 “Accounting for Contingencies” (“FAS 5”). At this time we are unable to determine with any accuracy the estimated loss or range of losses attendant to this matter, and therefore, also consistent with FAS 5, we have not included such an estimate in the disclosure.

* * * *

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-299-6438 if you should have any questions or comments with regard to these responses.

Very truly yours,

By:	/s/ W. Kim Foster
W. Kim Foster
Senior Vice President and Chief Financial Officer

Cc:	Graham Wood	FMC Corporation, Vice President and Corporate Controller
	Andrea Utecht	FMC Corporation, Vice President and General Counsel
	John Gerard	KPMG LLP, Partner
	Robert Friedel	Pepper Hamilton LLP, Partner